UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road,

Weifang, Shandong,

People’s Republic of China, Postal Code: 261061

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 26, 2021, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) announced the results of its Extraordinary General Meeting of Shareholders (the “Meeting”), which was held on August 26, 2021 at 10:00 a.m. (Beijing Time) at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China. Holders of approximately 73.7% of the Company’s outstanding ordinary shares, as of the record date, July 27, 2021, were present in person or represented by proxy at the Meeting and approved (1) the issuance of 111,111,111 ordinary shares of par value of US$0.519008 each of the Company to the shareholders of Enesoon New Energy Limited, a company incorporated under the laws of the British Virgin Islands (“Enesoon”) in exchange for all issued shares of Enesoon; (2) the authorised share capital of the Company be increased from US$2,595,040 divided into 5,000,000 ordinary shares of US$0.519008 each to US$70,066,080 divided into 135,000,000 ordinary shares of US$0.519008 each; and (3) the directors of the Company are hereby authorised to do all acts and things considered by them to be necessary or desirable in connection with the implementation the forgoing resolutions.

A copy of the press release is attached as exhibit 99.1 and incorporated herein by reference.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits Index

Exhibit No.	Description

99.1	Press release dated August 26, 2021 – Fuwei Films (Holdings) Co., Ltd. (“Fuwei”) Announces Results of Extraordinary General Meeting in 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 26, 2021

FUWEI FILMS (HOLDING) CO., LTD.

By:	/s/ Lei Yan
Name: Lei Yan
Title: Chairman, Chief Executive Officer